UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.


_________________________________

IN THE MATTER OF                               FIRST
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8943                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated January 24, 1997 of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period January 1, 1997 through March 31, 1997, were issued shares of National Fuel Gas Company common stock pursuant to the National Fuel Gas Company Retainer Policy for Non-Employee Directors as identified below:
                                         FMV per
                            Date        share on        Number of
                             of          Date of         Shares
 Name                     Issuance      Issuance         Issued

Robert T. Brady            3/7/97        $43.00           100
William J. Hill            3/7/97         43.00           100
Luiz F. Kahl               3/7/97         43.00           100
Bernard S. Lee             3/7/97         43.00           100
Eugene T. Mann             3/7/97         43.00           100
George L. Mazanec          3/7/97         43.00           100
George H. Schofield        3/7/97         43.00           100


          These were the only issuances of common stock pursuant to the National Fuel Gas Company Retainer Policy for Non-Employee
Directors during the period January 1, 1997 - March 31, 1997.

          In witness WHEREOF, National has caused this certificate to be executed this 6th day of May, 1997.


                                By   /s/ Anna Marie Cellino
                                       Anna Marie Cellino
                                          Secretary